Exhibit 17.7

To: Secretary of Lipid Sciences, Inc.

I hereby resign as a director of Lipid Sciences, Inc., effectively immediately preceding the filing Lipid Sciences, Inc. of a petition under Chapter 7 of the Bankruptcy Code.

Very truly, /s/ Gary S. Roubin., M.D., Ph.D. Gary S. Roubin, M.D., Ph.D.

Date: October 1, 2008